Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice of Annual General Meeting

New Oriental Education & Technology Group Inc. (the “Company”) is pleased to announce that an annual general meeting of shareholders (the “General Meeting”) will be held at the following time and location:

Time:    5 p.m. on November 13, 2026 (Beijing/Hong Kong time)

Location:  No. 6, Hai Dian Zhong Street, Haidian District, Beijing, People’s Republic of China

We hereby attach the Notice of the Annual General Meeting (the “Attachment”), which serves as the notice required under Rule 13.71 and the circular required under Rule 13.73 of the Hong Kong Listing Rules. No resolutions have been proposed for consideration at the General Meeting as at the date of this notice.

The Company refers to the copy of its annual report for the fiscal year ended May 31, 2026 (the “Annual Report”), which was published on the Hong Kong Stock Exchange’s website on September 22, 2026.

You may obtain an electronic copy of this notice, the Attachment, and the Annual Report, free of charge, from the Company’s website at http://investor.neworiental.org, the Hong Kong Stock Exchange’s website at www.hkexnews.hk. The full text of the Form 20-F referred to in the Annual Report is also available for download, free of charge, on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Record Date for Annual General Meeting

Please note that the record date for determining the eligibility of the holders of our common shares with a par value of US$0.001 each (the “Common Shares”), to attend our General Meeting will be as of close of business on Friday, October 23, 2026 (Hong Kong time) (the “Common Shares Record Date”). In order to be eligible to attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, October 23, 2026 (Hong Kong time). All persons who are registered holders of the Common Shares on the Common Shares Record Date will be entitled to attend the General Meeting.

Holders of American depositary shares issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs, and representing our Common Shares, may attend the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued in due course.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, October 8, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Dr. Yue Zhuge as independent directors.

*	for identification purposes only.

New Oriental Education & Technology Group Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE: EDU and SEHK: 9901)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 13, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of New Oriental Education & Technology Group Inc. (the “Company”) will be held at No. 6 Hai Dian Zhong Street, Haidian District, Beijing, People’s Republic of China, on November 13, 2026 at 5:00 p.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on October 23, 2026 (local time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F and/ or Hong Kong annual report, free of charge, from the Company’s website at investor.neworiental.org, from SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report).

By Order of the Board of Directors,
New Oriental Education & Technology Group Inc.

/s/ Michael Minhong Yu
Michael Minhong Yu
Executive Chairman

Executive Office:	Registered Office:
No. 6 Hai Dian Zhong Street	Conyers Trust Company (Cayman) Limited,
Haidian District, Beijing	Cricket Square, Hutchins Drive, P.O. Box 2681,
People’s Republic of China	Grand Cayman KY1-1111, Cayman Islands

Beijing, China

October 8, 2026

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